Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 – Name and Address of Company:
Just Energy Group Inc. ("Just Energy" or the "Company")
6345 Dixie Road, Suite 200
Mississauga, Ontario
 L5T 2E6
Item 2 – Date of Material Changes:

January 30, 2017
February 7, 2017
Item 3 – News Release:
Two news releases regarding the material changes were disseminated by Just Energy over Marketwired on January 30, 2017 and February 7, 2017.
Item 4 – Summary of Material Change:
On January 30, 2017, Just Energy announced the pricing of its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Preferred Shares") at a public offering price of US$25.00 per Preferred Share and the grant to the underwriters of a 30-day option, exercisable in whole or in part, to purchase up to 600,000 additional Preferred Shares.
On February 7, 2017, Just Energy announced the closing of its underwritten public offering of 4,000,000 of its Preferred Shares at a public offering price of US$25.00 per Preferred Share, for gross proceeds of US$100,000,000.
Item 5 – Full Description of Material Change:
5.1	Full Description of Material Change
On January 30, 2017, the Company announced the pricing of its underwritten public offering of 4,000,000 of its Preferred Shares at a public offering price of US$25.00 per Preferred Share.  Just Energy also granted the underwriters a 30-day option, exercisable in whole or in part, to purchase up to 600,000 additional Preferred Shares.

On February 7, 2017, Just Energy announced the closing of its underwritten public offering of 4,000,000 of its Preferred Shares at a public offering price of US$25.00 per Preferred Share, for gross proceeds of US$100,000,000.  The option granted to the underwriters is exercisable for 30 days from January 30, 2017, exercisable in whole or in part, to purchase up to 600,000 additional Preferred Shares at the same price and on the same terms as the 4,000,000 Preferred Shares. In addition, concurrently with the closing of the public offering of Preferred Shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per Preferred Share, for gross proceeds of US$1,000,000.
Stifel, Nicolaus & Company, Incorporated ("Stifel"), FBR Capital Markets & Co. ("FBR") and National Bank Financial Inc. ("National Bank") acted as joint bookrunning managers of the offering. BB&T Capital Markets, a division of BB&T Securities, LLC ("BB&T Capital Markets"), Canaccord Genuity Corp., Janney Montgomery Scott LLC ("Janney"), Ladenburg Thalmann & Co., Inc. ("Ladenburg Thalmann") and Wunderlich Securities, Inc. ("Wunderlich") acted as co-lead managers of the offering.  Boenning & Scattergood, Inc. ("Boenning"), National Securities Corporation ("National Securities") and Northland Securities, Inc. ("Northland") acted as co-managers of the offering.
The aggregate gross proceeds from the offering and private placement, before deducting underwriting discounts and offering expenses payable by the Company, were US$101,000,000.
Trading of the Preferred Shares issued pursuant to the offering on the New York Stock Exchange under the symbol JE.PR.A and on the Toronto Stock Exchange under the Symbol JE.PR.U is expected to begin within 30 days after the closing of the offering.
5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.
Item 7 – Omitted Information:
Not applicable.
Item 8 – Executive Officer:
For further information, please contact Patrick McCullough, Chief Financial
 Officer at (713) 933-0895.
Item 9 – Date of Report:
February 8, 2017